Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2007	2006	2005	2004	2003

Earnings, as defined:

Income from continuing operations before income taxes	$96,003	$115,452	$103,326	$60,830	$31,063
Adjust for distributed income of equity investees	6,064	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	(48)	(435)
Fixed charges, as below	72,879	65,745	64,379	66,137	68,134
Total earnings, as defined	$174,946	$171,850	$157,335	$128,909	$96,626

Fixed charges, as defined:

Interest charges[1]	$71,946	$64,720	$62,962	$61,269	$64,813
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	3,216	1,915
Rental interest factor	933	1,025	1,417	1,652	1,406
Total fixed charges, as defined	$72,879	$65,745	$64,379	$66,137	$68,134

Ratio of earnings to fixed charges	2.40 x	2.61 x	2.44 x	1.95 x	1.42 x

1 FIN 48 interest is not included in interest charges.